SRFI	Sequoia Residential Funding, Inc. One Belvedere Place Suite 330 Mill Valley, CA 94941

April 27, 2017

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Kayla Florio Roberts

Re:	Sequoia Residential Funding, Inc.
Registration Statement on Form SF-3
File No. 333-211339
CIK No. 0001176320

Dear Ms. Roberts:

On behalf of Sequoia Residential Funding, Inc., the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form SF-3 be accelerated to 4:00 p.m. (EST) on May 1, 2017, or as soon thereafter as practicable.

Very truly yours,

SEQUOIA RESIDENTIAL FUNDING, INC.

By:	/s/ Christopher J. Abate__________
Name:	Christopher J. Abate
Chairman, President and CFO

(415) 389-7373	FAX: (415) 381-1773